EXHIBIT 4.14

[Translation]

Basic Outsourcing Agreement

Global Media Online Inc. (“GMO”) and Crayfish Co., Ltd. (“Company”) (each a “party” and collectively the “parties”) hereby agree that the Company shall outsource to GMO its hosting operations in connection with DESKWING service described in Article 2 of this Basic Outsourcing Agreement (“Agreement”) as follows:

Section 1

General Statement

Article 1. (Definition)

Terms used hereto shall be defined as follows:

1.	“The Service “ shall mean DESKWING service provided by the Company.

2.	“The Basic Service” shall mean hosting services wherein: (i) the Company or a third party designated by the Company administers computer equipment connected to the internet (“Servers”); (ii) the Company lends electronic storage spaces that enable customers to store data of customers for the purpose of using services such as email; (iii) the Company or a third party designated by the Company maintains and administers server settings and connections; (iv) the Company gives customers the right to use the Servers.

3.	“New Service” shall mean an optional fee-based or free service other than the Basic Service.

4.	“SSE” shall mean the operating system and support application for DESKWING.

5.	“Customers” shall mean any individual or corporation who applies for the use of the Basic Service.

Article 2. (Outsourcing)

1.	The Company shall outsource to GMO the following operations (“Operations”) and GMO shall undertake to carry out the Operations (“Undertaking”). If instructions for the Undertaking are not specified in this Agreement, GMO shall act pursuant to the Company’s instructions for the Undertaking, provided however that GMO shall not be obligated to act pursuant to the Company’s instructions where: (i) the instruction violates the laws of Japan; or (ii) the instruction violates generally accepted moral codes of conduct.

1-1.	Research and Development

a) Inspection of technology prior to introducing new services

b) Specification design

c) Programming

d) Software quality maintenance

e) Server structure development

f) Maintenance

1-2.	Maintenance and administration

a) Inspection of technology after introducing new services

b) Administration and monitoring of servers

c) Server maintenance

d) Infrastructure development

e) Management of outsourcing operations in connection with “a-d” above.

1-3	Customer support and management

a) Service settings

b) Domain name management

c) Customer information management

d) Billing

e) Resetting service settings

f) Data collection

g) Management of outsourcing operations in connection with customer support and management in “a-f” above.

1-4	Operations in connection with any of the above items 1-1, 1-2, and 1-3.

1-5	Other operations assigned by the Company from time to time.

2.	In connection with the Undertaking, the parties shall not take any action which results in the undermining of the parties’ reputation. The parties shall use their best efforts to enhance the reliability of the Service through research and development, and maintenance and administration of servers.

Article 3. (Responsibility for the Undertaking)

1.	In order to provide the Service continually and without interruption, GMO shall execute the Undertaking with due diligence and acknowledge the “DESKWING Service Agreement” between the Company and Customers.

2.	If a dispute arises between a third party and GMO in connection with the Operations or Undertaking, GMO shall undertake to resolve such disputes without assistance from the Company at its own cost. The Company shall bear the cost of and be responsible for resolving disputes based on the Service, provided however that GMO shall cooperate with the Company to defend the Company if the Company has requested GMO to do so.

Section 2

Research and Development

Article 4. (Prohibition of leasing servers, and of modification of servers’ frameworks)

1.	The Company shall lease servers necessary to execute the Operations (“Leased Servers”) to GMO. Accordingly, the Company and GMO shall form a separate agreement regarding such l leasing.

2.	GMO shall obtain authorization from the Company in writing if GMO transfers the data in the Leased Servers into other servers (“Modification of Server Framework”).

3.	Accordingly, GMO shall purchase the Leased Servers specified by the Company subject to an agreement between the Company and GMO (“Specified Leased Servers”), in which case GMO and the Company shall execute a sales agreement in connection therewith (the “Purchase”). GMO shall be responsible for all costs incurred in connection with the Modification of Server Framework..

4.	In connection with the Purchase, GMO may be required to receive an assignment from the Company of rights and obligations in agreements between the Company and third parties that had been formed while the Company had owned the Leased Servers, in which case GMO, the Company, and such third parties shall do whatever is necessary to facilitate the Purchase and such assignment.

5.	If a problem arises for the Service due to the Modification of Server Framework, GMO shall take all actions necessary to promptly resolve the problem.

Article 5. (Modification of SSE, operating system)

1.	GMO shall use SSE for the Undertaking. However, if necessary, GMO may modify the structure of SSE subject to an agreement between GMO and the Company.

2.	Accordingly, GMO shall maintain the quality of the Service by modifying the structure of SSE. If the quality of the Service cannot be maintained or it becomes impossible to provide the Service in connection with such modification, GMO shall then employ an equally effective remedy such as modifying the operating system after having discussed this proposal with the Company and notifying Customers.

Article 6. (Warranty against defects)

Detail of the provisions of the outsourcing system development (including warranty against defects) described in 1-1 of Article 2 shall be decided in a separate agreement after discussion by GMO and the Company.

Article 7. (Emergency maintenance)

1.	GMO shall promptly notify the Company if there is a need for emergency maintenance due to system failures, etc.

2.	GMO shall promptly report the cause of system failures to the Company after maintenance.

Article 8. (Failure related to fragility)

1.	In order to prevent the interruption of the Service, GMO shall make an effort to manage the fragility of systems for the Service (including software and hardware).

2.	GMO shall notify the Company regarding system fragility, and manage fragility problems promptly upon having discovered the same.

3.	If failure has occurred in connection with system fragility, notwithstanding “2” above, GMO shall notify the Company of the failure and restore the system immediately. If a claim for damages has been made, the parties shall amicably and appropriately work to resolve or defend against the claim.

Section 3

Administration and maintenance of servers

Article 9. (Claims by Customers against GMO)

Any claims or disputes made by Customers against GMO in connection with the maintenance of servers shall be managed solely by GMO, without assistance from the Company and at GMO’s own expense, regardless of whether the such disputes were intentionally or unintentionally caused by GMO.

Section 4

Customer support and management

Article 10. (Delays due to connection failure)

If there is a delay in providing the Service to a Customer after the Customer has applied for the Service, GMO shall notify the Company regarding the delay. If, as a result of the delay, a dispute arises between the Customer and GMO, notwithstanding whether the delay was intentionally or unintentionally caused by GMO, GMO shall assist the Company and cover costs associated with managing such dispute. If the delay was caused by the Company, the Company shall undertake to manage and cover costs associated with the dispute without assistance from GMO.

Article 11. (Cancellation prior to providing the Service)

If a Customer cancels its subscription to the Service after it has applied for the Service but before the Service has begun, the Company shall exclude the cost incurred in connection with such cancellation from the outsourcing fees paid to GMO, unless it would be unreasonable to exclude such costs, in which case the costs shall be included in outsourcing fees.

Article 12 (Domain name registration)

GMO shall notify the Company if GMO is required to re-register a domain name. If GMO fails to notify the Company, and if the Company has paid re-registration costs, the Company shall be reimbursed by GMO for re-registration costs. If the cause of the re-registration is attributable to the Company, the Company shall pay the cost in connection with the re-registration and GMO shall be reimbursed for the cost by the Company if GMO has paid. The cost of re-registering domain names shall be equal to the cost of registering domain names.

Article 13. (Renewal or termination of domain names)

If GMO, intentionally or unintentionally, fails to renew domain name for a Customer, and the Service provided to the Customer is temporarily interrupted as a result, the Customer shall be reimbursed for the fee paid by the Customer to the Company to renew the domain name. In addition, GMO shall notify the Company if it believes such event may occur and shall take appropriate actions to prevent such service interruption.

Article 14. (Protection and management of customer information)

1.	GMO acknowledges that customer information acquired in relation to the execution of the Operations is the property of the Company and shall not disclose such information to any third party for any purpose other than for the Undertaking. GMO shall execute the Undertaking in accordance with the Bill of Protection of Individual Information, the Law concerning Prevention of Unfair Competition, the Telecommunication Business Law and protect the confidentiality of customer information (e.g. customers’ email, operating and individual information) acquired in connection with the execution of the Operations.

2.	If GMO, intentionally or unintentionally, fails to update customer information, and as a result, a Customer claims not to have received an important notice, GMO shall inform the Company about the cause of failure of such update and take appropriate action to resolve such Customer claim.

Article 15. (Billing errors)

If customer information is not correctly updated, and as a result, GMO mistakenly bills a Customer who should not have been billed and the customer cancels the Service, GMO shall notify the Company regarding such failure to update customer information.

Article 16. (Cancellation delay)

If there is a delay in the subscription cancellation process that in turn prevents a Customer from switching its service to another company, and as a result, a dispute between GMO and the Customer arises, GMO shall notify the Company about the cause of the dispute when the dispute arises and GMO shall assist the Customer with switching to the new company as soon as practicable.

Section 5

Special Agreement during the Undertaking

Article 17. (Responsibility for providing services)

1.	If GMO has an agreement (including a lease agreement) with a third party in connection with the Undertaking (“Third Party Contract”), GMO shall not allow the Third Party Contract to be terminated, rescinded and cancelled during the term of the Undertaking, provided however this paragraph shall not apply in the case that GMO has determined that the Third Party Contract is not necessary, or has provided for a third party to assign the contract to another third party.

2.	In the case any of the following events has occurred with respect to GMO,and the Company concludes that GMO may be unable to perform the Undertaking,GMO shall assign such rights and obligations of Third Party Contracts and transfer any assets necessary for the Undertaking (including intangible assets such as licenses) to the Company upon the Company’s request. The conditions of such assignment or transfer shall be subject to a separate agreement between GMO and the Company and shall not be unfavorable to GMO:

A.	Seizure, provisional seizure, execution, coercive collection, and other legal enforcements;

B.	Arrangement, reorganization, special liquidation, bankruptcy, civil reorganization, and other such motions are applied by GMO or others.

C.	Any bill or check drawn, guaranteed accepted and delivered is dishonored.

D.	Payment stop, insolvency, or other economic turmoil.

E.	Planning dissolution or dissolution.

F.	Expiration of the term of this Contract

Section 6

Others

Article 18. (Outsourcing fees)

1.	The Company shall pay outsourcing fees as consideration for the Undertaking.

2.	The payment schedule and payment methods shall be defined in a separate agreement between the Company and GMO.

Article 19. (Damages for delay)

In the case that payments by the Company or GMO pursuant to the Agreement are late, such past due amounts shall accrue interest at an annual rate of 14.5% per annum from the first past due date until the date such funds have been paid in full.

Article 20. (Damages)

If either party intentionally or unintentionally damages the other party in connection with the Agreement, each party shall con connection with the Undertaking.

Article 21. (Breach)

1.	In the case of occurrence of any of the following events, the party subject to the event (“Breaching Party”) shall forfeit any profits it may have earned during the remainder of its term to fulfill its obligations, and immediately carry out all the remainder of its obligations at once.

A.	Breach of the Agreement (including any related agreements) by either the Company or GMO and failure to cure such breach within 10 days following a request to cure such breach;

B.	Provisional seizure, seizure, provisional injunction, receivership, coercive tax collection or any other legal enforcement, or an order to suspend or cease operations, or to revoke a business license by the authorities.

C.	Bankruptcy, arrangement, reorganization or civil reorganization or liquidation (including special liquidation) or reorganization.

D.	Dissolution (including dissolution pursuant to the law) or transferring important or all of its operations to a third party.

E.	Bill or check becomes dishonored or payment of stop.

2.	The party not subject to the occurrence of the above events may terminate the Agreement without notice to the Breaching Party.

3.	This Agreement may only be terminated during the Term by a mutual agreement by the parties to do so.

Article 22. (Offset)

The Company or GMO shall not offset against any owned amounts by the other party based on this Agreement except for those amounts authorized by the other party subject to the discussion between the Company and GMO.

Article 23. (Term)

The Agreement shall be effective until three (3) years from the date of execution . The Agreement shall be extended on the same terms and conditions for one (1) year beginning on the day following the expiry of the Agreement unless the Company or GMO gives written notice to terminate the Agreement at least one month prior to the expiry of the Agreement. The same shall apply to subsequent extensions.

Article 24. (Confidentiality)

Each of the parties shall not disclose to any third party the information of the other party regarding its operations and technology acquired in relation to the execution of the Operations except to carry out the Agreement.

Article 25. (Trademark)

GMO may use trademark free of charge if necessary for the Undertaking upon obtaining the Company’s prior consent.

Article 26. (Intellectual property)

Intellectual property rights including but not limited to copyrights, industry property rights and know-how in relation to the Service are as follows:

A.	If intellectual property is invented by one of the parties, the underlying intellectual property rights shall belong to the party who invents it, and the other shall use such property free of charge as long as necessary for the Undertaking during the term of this Agreement.

B.	If the invention does not fall into “A” above, the intellectual property right shall be determined upon discussion between the Company and GMO, provided however that the Company may use such intellectual property free of charge to provide the Service during the term of this Agreement even if such intellectual property is determined to be the property of GMO.

Article 27. (Assignment)

Each of the Company and GMO shall not transfer, succeed, charge and pledge all or part of its rights or obligations pursuant to this Agreement to a third party without prior notice.

Article 28. (Expense for this Agreement)

Stamps and other expenses occurring in relation to forming this Agreement shall be borne equally by the Company and GMO.

Article 29. (Effectiveness of articles)

Article 14, Article 19, Article 20, Article 22 and Article 24 shall be effective after the expiration of the Agreement regardless of any reasons.

Article 30. (Jurisdiction)

In case a dispute arises in relation to the Agreement, Tokyo District Court shall be agreed court of competent jurisdiction for first trial.

Article 31. (Governing Law)

Matters in relations to the Agreement shall be governed by Japanese Law.

IN WITNESS WHEREOF, each of party shall execute the Agreement and both Crayfish and GMO shall keep the original.

The date of the Agreement: September 30, 2002

Crayfish Co.,Ltd.
Toshima-ku Ikebukuro 2-2-1 Tokyo
/s/ Kazuhiko Muraki sealed by stamp
Kazuhiko Muraki
President and Representative Director

Global Media Online Inc.
Sakuragaoka-cho, Shibuya-ku 26-1, Tokyo
/s/ Masatoshi Kumagai sealed by stamp
Masatoshi Kumagai
President and Representative Director